    As filed with the Securities and Exchange Commission on February 7, 2001
                                                   Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------


                               REALNETWORKS, INC.
             (Exact name of Registrant as specified in its charter)
                           --------------------------

         WASHINGTON                                            91-1628146
(State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                           Identification Number)

                         2601 ELLIOTT AVENUE, SUITE 1000
                            SEATTLE, WASHINGTON 98121
                                 (206) 674-2700
   (Address, including zip code, and telephone number, including area code, of
                    Registrant's principal executive offices)

                           --------------------------

                                   PAUL BIALEK
                       SENIOR VICE PRESIDENT--FINANCE AND
                     OPERATIONS AND CHIEF FINANCIAL OFFICER
                               REALNETWORKS, INC.
                         2601 ELLIOTT AVENUE, SUITE 1000
                            SEATTLE, WASHINGTON 98121
                                 (206) 674-2700
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                           --------------------------

                                   Copies to:

          KELLY JO MACARTHUR                            PATRICK J. SCHULTHEIS, ESQ.
SENIOR VICE PRESIDENT, GENERAL COUNSEL                  CHRISTIAN E. MONTEGUT, ESQ.
       AND CORPORATE SECRETARY                        WILSON SONSINI GOODRICH & ROSATI
          REALNETWORKS, INC.                              PROFESSIONAL CORPORATION
   2601 ELLIOTT AVENUE, SUITE 1000                          5300 CARILLON POINT
      SEATTLE, WASHINGTON 98121                       KIRKLAND, WASHINGTON 98033-7356
            (206) 674-2700                                     (425) 576-5800

                           --------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                           --------------------------

                                     CALCULATION OF REGISTRATION FEE
========================================================================================================
     TITLE OF EACH CLASS                                    PROPOSED MAXIMUM   PROPOSED MAXIMUM     AMOUNT OF
      OF SECURITIES TO                    AMOUNT TO BE       OFFERING PRICE   AGGREGATE OFFERING   REGISTRATION
        BE REGISTERED                      REGISTERED          PER SHARE(1)        PRICE(1)            FEE
---------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value(2) ...        669,345             $8,563           $5,731,601.00      $1,433.00
===============================================================================================================

(1) Estimated solely for the purpose of computing the amount of the registration fee, based on the average high and low trading price of the Common Stock reported on the Nasdaq National Market on February 6, 2001 in accordance with Rule 457(c) under the Securities Act of 1933.

(2) Includes associated preferred stock purchase rights which, prior to the occurrence of certain events, will not be exercisable or evidenced separately from the Common Stock.

                           --------------------------

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

================================================================================

The information in this prospectus is not complete and may be changed. The selling stockholders named herein may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and the selling stockholders are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

================================================================================

Subject to Completion February 7, 2001

PROSPECTUS


                                 669,345 SHARES

                               REALNETWORKS, INC.

                              --------------------

                                  COMMON STOCK
                               ($0.001 PAR VALUE)

                    -----------------------------------------

        This prospectus relates to the public offering, which is not being underwritten, of up to 669,345 shares of our common stock which are held by some of our current shareholders and may be offered and sold from time to time by the selling shareholders described herein.

        The prices at which such shareholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

        Our common stock is traded on the Nasdaq National Market under the symbol "RNWK." On February 6, 2001, the last reported sale price for our common stock on the Nasdaq National Market was $8.375 per share.

        SEE "RISK FACTORS" BEGINNING AT PAGE 6 TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

                   -------------------------------------------

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR STATE SECURITIES REGULATORS HAVE APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   -------------------------------------------

                The date of this Prospectus is February __, 2001.



================================================================================

================================================================================

                                TABLE OF CONTENTS

                                                                             Page
                                                                             ----
Special Note Regarding Forward-Looking Statements ..........................   3
RealNetworks ...............................................................   4
Recent Developments ........................................................   5
Risk Factors ...............................................................   6
Use of Proceeds ............................................................  30
Selling Shareholders .......................................................  31
Plan of Distribution .......................................................  33
Legal Matters ..............................................................  34
Experts ....................................................................  34

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. In this prospectus, "RealNetworks," "we," "us," and "our" refer to RealNetworks, Inc. and its consolidated subsidiaries.

                       WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

        (1)     Our Annual Report on Form 10-K for the year ended December 31,
                1999;

        (2) Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000;

        (3) Our Current Reports on Form 8-K dated January 26, 2000, February 8, 2000 and January 12, 2001;

        (4)     Our Current Report on Form 8-K/A dated February 8, 2000;


================================================================================

        (5)     Our Current Report on Form 8-K/A dated February 7, 2001;

        (6) The description of our common stock contained in our registration statement on Form 8-A dated September 26, 1997, including any amendments or reports filed for the purpose of updating such description; and

        (7) The description of our preferred stock purchase rights contained in our registration statement on Form 8-A dated December 14, 1998 as amended on June 16, 1999 and February 7, 2000, including any amendments or reports filed for the purpose of updating such description.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                             RealNetworks, Inc.
                             Attn:  Secretary
                             2601 Elliott Avenue, Suite 1000
                             Seattle, Washington 98121
                             (206) 674-2700

        All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, prior to the filing of a post-effective amendment which indicates that all securities registered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents.

        You should rely on the information incorporated by reference or provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements deal with our current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms such as "believes," "does not believe," "plans," "expects," "intends," "estimates," "anticipates" and other phrases of similar meaning are considered to contain uncertainty and are forward-looking statements.

        Forward-looking statements involve known and unknown risks and uncertainties which may cause our actual results in future periods to differ materially from what is currently anticipated. We make cautionary statements in certain sections of this prospectus, including under "Risk Factors." You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this prospectus, in the materials referred to in this prospectus, in the materials incorporated by reference into this prospectus, or in our press releases.

        No forward-looking statement is a guarantee of future performance, and you should not place undue reliance on any forward-looking statement.

                                  REALNETWORKS

        We are a leading provider of media delivery and digital distribution solutions designed for the Internet. Our solutions enable consumers to experience and content providers to deliver a broad range of multimedia content, including audio, video, text and animation. We pioneered the development and commercialization of "streaming media" systems that enable the creation, real-time delivery and playback of multimedia content. We believe that we have established a leadership position in the market for these systems. We have more than 170 million unique registered users of our RealPlayer products and believe that more than 85% of all Web content using streaming media uses our technology. The broad acceptance of the Internet as a means of content delivery, combined with recent technological advances, has greatly increased the practicality and popularity of a number of new online media delivery formats. In response, we have extended our media delivery platform to include a digital music management system called RealJukebox.

        Our solutions include a variety of integrated products and services for consumers, content providers, service providers and advertisers. Our products and services include:

- REALSYSTEM IQ, an open and extensible advanced streaming media solution that consists of our RealPlayer client software, through which users experience multimedia content, and our RealServer software and related software tools, which enable broadcasters and content providers to create and deliver multimedia content.

- REALSYSTEM PRODUCER 8.5, a streaming media creation tool that enables content creators to encode content in RealAudio 8 and RealVideo 8 and produce that content for use with RealSystem iQ, and makes it possible for content creators to publish multiple live streams and support multiple formats.

- REALPLAYER, a digital media application that allows users to play streaming media content served by a RealServer in addition to digital media stored on an end user's computer.

- REALJUKEBOX, a digital media application that allows consumers to acquire, record, store, organize and play their personal music collections on personal computers (PCs) and digital playback devices.

- GOLDPASS, a subscription service that provides subscribers with access to exclusive programming and content, as well as a variety of software and services.

- REAL BROADCAST NETWORK, a service based on a distributed multi-tier network designed to enable content providers to reliably and cost-effectively deliver high-quality streaming media over the Internet to large audiences.

- REAL.COM GUIDE, a guide to multimedia programming featuring listings of streaming and downloadable content, listings of radio and television stations, websites and live events.

        From our inception, we have strategically chosen to offer our basic RealPlayer and RealJukebox software to consumers free of charge. We believe that this strategy promotes the widespread adoption of our software and encourages the use of the Internet as a broadcast medium. We also sell premium versions of both RealPlayer and RealJukebox. By achieving broad distribution of our products to consumers, we believe that we have created a significant target audience for content and advertising and other commerce opportunities.

        Our principal executive offices are located at 2601 Elliott Avenue, Suite 1000, Seattle, Washington 98121. Our telephone number is (206) 674-2700. We maintain a Web site at www.realnetworks.com. Information contained on our Web site does not constitute part of, nor is it incorporated by reference into, this prospectus.

                               RECENT DEVELOPMENTS

        On January 30, 2001, RealNetworks announced unaudited operating results for the quarter and the fiscal year ended December 31, 2000. Net revenues for the fourth quarter were $58.2 million and cost of revenues for the same period were $10.4 million. Gross profit for the fourth quarter was $47.8 million. The Company reported pro forma (net of noncash goodwill amortization and acquisition-related charges) net earnings for the fourth quarter of $3.9 million, or $0.02 per diluted share. Including noncash goodwill amortization and acquisition-related charges, net loss was $33.3 million, or ($0.21) per share.

        For the year ended December 31, 2000, net revenues were $241.5 million and cost of revenues were $38.7 million. Gross profit for the year ended December 31, 2000 was $202.9 million. Pro forma (net of noncash goodwill amortization and acquisition-related charges) net earnings for the year were $30.9 million, or $0.18 per diluted share. Including noncash goodwill amortization and acquisition-related charges, net loss was $(110.1) million, or ($0.72) per share.

                                  RISK FACTORS

        In addition to reviewing other information in this prospectus and our Annual Report on Form 10-K and the other documents incorporated herein by reference, you should consider carefully the following factors in evaluating us and our business before purchasing shares of our common stock.

WE HAVE A LIMITED OPERATING HISTORY, WHICH MAKES IT DIFFICULT TO EVALUATE OUR BUSINESS

        We were incorporated in February 1994 and have a limited operating history. We have limited financial results on which you can assess our future success. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by growing companies in new and rapidly evolving markets, such as streaming media software, media delivery systems and electronic commerce.

        To address the risks and uncertainties we face, we must:

        - establish and maintain broad market acceptance of our products and services and convert that acceptance into direct and indirect sources of revenues;

        -       maintain and enhance our brand name;

        - continue to timely and successfully develop new products, product features and services and increase the functionality and features of existing products;

        - successfully respond to competition from Microsoft and others, including emerging technologies and solutions; and

        - develop and maintain strategic relationships to enhance the distribution, features and utility of our products and services.

        Our business strategy may be unsuccessful and we may be unable to address the risks we face in a cost-effective manner, if at all. Our inability to successfully address these risks will harm our business.

WE HAVE A HISTORY OF LOSSES

        We have incurred significant losses since our inception. While we had net income in 1999, we had a net loss for the nine-month period ended September 30, 2000 and we may not continue our historical growth or generate sufficient revenues to be profitable on a quarterly or annual basis in the future. As of September 30, 2000, we had an accumulated deficit of approximately $111.6 million. We devote significant resources to developing, enhancing, selling and marketing our products and services. As a result, we will need to generate significant revenues to be profitable in the future.

OUR OPERATING RESULTS ARE LIKELY TO FLUCTUATE SIGNIFICANTLY

        As a result of our limited operating history and the rapidly changing and uncertain nature of the markets in which we compete, our quarterly and annual revenues and operating results are likely to fluctuate from period-to-period, and period-to-period results are not likely to be meaningful. These fluctuations may be caused by a number of factors, many of which are beyond our control. These factors include the following, as well as others discussed elsewhere in our SEC filings:

        - how and when we introduce new products and services and enhance our existing products and services;

        - our ability to retain existing customers, attract new customers and satisfy our customers' demands;

        - the timing and success of our brand-building and marketing campaigns;

        -       our ability to establish and maintain strategic relationships;

        -       our ability to attract, train and retain key personnel;

        -       the demand for Internet advertising and sponsorships;

        - the emergence and success of new and existing competition and technological solutions;

        - varying operating costs and capital expenditures related to the expansion of our business operations and infrastructure, domestically and internationally, including the hiring of new employees;

        - technical difficulties with our products, system downtime, system failures or interruptions in Internet access;

        - changes in the mix of products and services that we sell to our customers;

        - costs and effects related to the acquisition of businesses or technology and related integration; and

        -       costs of litigation and intellectual property protection.

        In addition, because the market for our products and services is relatively new and rapidly changing, it is difficult to predict future financial results. Our research and development and sales and marketing efforts, and business expenditures generally, are partially based on predictions regarding certain developments for media delivery and digital media distribution. To the extent that these predictions prove inaccurate, our revenues and operating expenses may fluctuate.

        In recent periods, many Internet related companies have experienced financial difficulties, in part as a result of their inability to access capital from financial markets. This has impacted, either directly or indirectly, the Internet ecosystem which directly impacts both our customers and prospective customers. The result is that some of these companies have ceased operations, some are continuing to experience financial difficulty, and sales cycles for some of our customers and potential customers have taken longer to close than in the past. In the event that a substantial number of our customers or potential customers experience financial difficulties in the future, our ability to increase or maintain sales to such customers will be adversely affected.

        Our future operating results could fall below the expectations of public market analysts or investors and significantly reduce the market price of our common stock. Fluctuations in our operating results will likely increase the volatility of our stock price.

WE MAY BE UNABLE TO SUCCESSFULLY COMPETE WITH MICROSOFT AND OTHER COMPANIES IN THE MEDIA DELIVERY MARKET

        The market for software and services for media delivery over the Internet is relatively new, constantly changing and intensely competitive. As media delivery evolves into a central component of the Internet experience, more companies are entering the market for, and expending increasing resources to develop, media delivery software and services. We expect that competition will continue to intensify. Increased competition could hurt our business and the trading price of our stock.

        Many of our current and potential competitors have longer operating histories, greater name recognition, more employees and significantly greater financial, technical, marketing, public relations and distribution resources than we do. In addition, new competitors with potentially unique or more desirable products or services are entering the market all the time. The competitive environment may require us to make changes in our products, pricing, licensing, services or marketing to maintain and extend our current brand and technology franchise. Price concessions or the emergence of other pricing or distribution strategies or technology solutions of competitors may diminish our revenues, impact our margins or lead to a reduction in our market share, any of which will harm our business.

        We believe that the primary competitive factors in the media delivery market include:

        - the quality and reliability of the overall media delivery solution;

        - access to distribution channels necessary to achieve broad distribution and use of products;

        - the availability of content for delivery over the Internet and access to necessary intellectual property rights;

        - our ability to license or develop and support secure formats and digital rights management systems for digital media delivery, particularly music and video;

        - our ability to license and support popular and emerging media formats and digital rights management systems for digital media delivery, particularly music and video, in a market where competitors may control the intellectual property rights for these formats and systems;

        - the size of the active audience for streaming and digital media and its appeal to content providers and advertisers;

        - features for creating, editing and adapting content for the Internet;

        -       ease of use and interactive user features in products;

        -       ease of finding and accessing content over the Internet;

        - scalability of streaming media and media delivery technology and cost per user;

        -       pricing and licensing terms;

        -       compatibility with new and existing media formats;

        - compatibility with the user's existing network components and software systems;

        - the build-out and deployment of broadband infrastructures and technologies; and

        - challenges caused by bandwidth constraints and other limitations of the Internet infrastructure.

        Our failure to adequately address any of the above factors could harm our business strategy and operating results.

        Microsoft is a principal competitor in the development and distribution of streaming media and media distribution technology. Microsoft currently competes with us in the market for streaming media server and player software and recently began to compete in the market for digital distribution of media. Microsoft's commitment to and presence in the media delivery industry has increased and Microsoft will continue to increase competitive pressure in the overall market for streaming media and media distribution.

        Microsoft distributes its competing streaming media server and tools products by bundling them with its Windows NT servers at no additional charge and by making them available for download from its Web site for free. While we also provide free downloads of certain of our products, including players, servers and tools, Microsoft's practices have caused, and may continue to cause, pricing pressure on our products. These practices have led in some cases, and could continue to lead to, longer sales cycles, decreased sales, loss of existing and potential customers and reduced market share. In addition, we believe that Microsoft has used and may continue to use its monopoly position in the computer industry and its financial resources to secure preferential or exclusive distribution and bundling contracts for its streaming media products with third parties such as Internet service providers (ISPs), content delivery networks, online service providers, content providers, entertainment companies, media companies, broadcasters, value added resellers (VARs) and original equipment manufacturers (OEMs), including third parties with whom we have relationships. In addition, Microsoft has invested significant sums of money in certain of our current and potential customers and content suppliers, and we expect this trend to continue, which may cause such customers to stop using or reduce their use of our products and services, or withhold desirable media content from us or end users of our products. Such arrangements, together with Microsoft's aggressive marketing of Windows NT and of its streaming media products, may reduce our share of the streaming media market.

        Microsoft's Windows Media Player competes with our RealPlayer products. The Windows Media Player is available for download from Microsoft's Web site for free, and is integrated into Microsoft's Internet Explorer Web browser, the Windows 98 and Windows 2000 operating systems and the new Windows Millennium edition operating system, a significant focus of which is media delivery. In addition, Microsoft has bundled certain audio capabilities into a radio toolkit for Internet Explorer 5.0. Internet Explorer also includes Window Media Guide, which provides links to multimedia content on the Internet, especially content in Microsoft's streaming or digital media formats. We expect that by leveraging its monopoly position in operating systems and tying streaming or digital media into its operating systems and its Web browser, Microsoft will distribute substantially more copies of the Windows Media Player in the future than it has in the past and may be able to attract more users to its streaming or digital media products.

Currently, our RealPlayer has a high degree of market penetration: we have over 170 million unique registered users and estimate that more than 85% of all streaming media Web pages use our technology. Our market position will be difficult to sustain, particularly in light of Microsoft's efforts and dominant position in operating systems.

        Microsoft's Windows Media Player also competes with our RealJukebox products, and Microsoft has invested in other digital distribution technologies that compete with RealJukebox, like the MusicMatch Jukebox. The Windows Media Player and MusicMatch Jukebox support the Windows Media format, but not RealNetworks' media formats. Microsoft also licenses Windows Media Technologies 7, a platform for authoring, delivering and playing digital media intended to compete with RealSystem. Microsoft also supports and promotes other third party products competitive to our products. We expect Microsoft and other competitors to devote significantly greater resources to product development in the jukebox and digital media categories.

        Microsoft also competes with us to attract broadcasters of high quality or popular content to promote and deliver such content in Microsoft's formats, in some cases on an exclusive or preferential basis. While we have rights to play back certain content in Microsoft formats through our RealPlayer and RealJukebox products, we may not secure necessary rights from Microsoft to enable our products to play back all such content or content in Microsoft's newest formats. Microsoft has entered into agreements with content providers under which such content providers will make their music or other content available in Windows Media formats using the Windows Media Digital Rights Management technology. RealJukebox and/or RealPlayer may be disadvantaged if they cannot play content in Windows Media formats or secured by the Windows Media Digital Rights Management technology, or if such content providers do not also make their content available in RealNetworks' media formats. In some cases, we believe Microsoft uses its financial resources and monopoly leverage to obtain rights to such content. We believe that Microsoft's commitment to and presence in the media delivery industry has increased and that Microsoft will continue to increase competitive pressure in the overall market for streaming media and media distribution.

        In addition to Microsoft, we face increasing competition from other companies that are developing and marketing streaming media products. Apple Computer offers the QuickTime streaming media technology, including a free media player and a free streaming media server, and licenses for free source code to the server under the conditions of Apple Computer's end user license agreement. We expect that Apple Computer will devote more resources to developing and marketing streaming media systems, and will seek to compete more vigorously with us in the marketplace. Companies such as AOL and Yahoo! and many smaller competitors offer various products that compete with our player and jukebox products and more companies are attempting to develop competitive products all the time. As more companies enter the market with products that compete with our servers, players and tools, the competitive landscape could change rapidly to our disadvantage.

        We do not believe that clear standards have emerged with respect to non-PC wireless and cable-based systems. Likewise, no one company has yet gained a dominant position in the mobile device market. However, certain products and services in these markets support our technology, and certain support our competitors' technology, especially that of Microsoft, which can use its monopoly position in the operating system business and other financial resources to gain access to these markets, potentially to the exclusion of us. Other companies' products and services or new standards may emerge in any of these areas, and differing standards may emerge among different global markets, which could reduce demand for our technology and products or render them obsolete.

        In addition, our media delivery products face competition from "fast download" media delivery technologies such as AVI, QuickTime and MP3. We also face competition from recently emergent and rapidly accepted peer-to-peer file sharing services, which allow computer users to connect with each other and directly access and copy many types of program files, including music and other media, from one another's hard drives, such as Napster and Gnutella. Such services allow consumers to directly access content without relying on content providers to make the content available for streaming or digital download, and without relying on products such as the RealPlayer or RealJukebox to be able to play, record and store such content. Other fast download or non-streaming IP-based content distribution methods are likely to emerge and could compete with our products and services, which could harm our business.

WE MAY BE UNABLE TO SUCCESSFULLY COMPETE IN OTHER PARTS OF OUR BUSINESS

        Media Hosting. Our media hosting service, the Real Broadcast Network, competes with a variety of companies that provide streaming media hosting and broadcast services. Some of these competitors offer other services which Real Broadcast Network does not offer, such as web page hosting or broadcast hosting in media formats not supported by Real Broadcast Network. We may not establish or sustain our competitive position in this market segment. Some media hosting competitors are also customers on whom we rely to help drive product download traffic to our Web sites through their broadcast events. We also sell servers and tools to companies that compete with Real Broadcast Network. As our relationship becomes more competitive, such companies may choose to purchase less or more of our products or services. Microsoft does not currently offer its own media hosting services, but it does own investments in competitive hosting services and it encourages customers who use Microsoft technology to use hosting services that compete with Real Broadcast Network.

        Web Site Destinations, Content and Advertising. The number of Web sites competing for advertising revenues is growing. Our Web sites and the Real.com Network compete for user traffic and Internet advertising revenues with a wide variety of Web sites, Internet portals and ISPs. In particular, aggregators of audio, video and other media, such as Yahoo! Broadcast Services and Microsoft's Windows Media Guide, compete with our Real.com Guide. We also compete with traditional media such as television, radio and print for a share of advertisers' total advertising budgets. Our advertising sales force and infrastructure are still in early stages of development relative to those of many of our competitors. We cannot be certain that advertisers will place advertising with us or that revenues derived from such advertising will be meaningful. Certain recent slowdowns in funding for Internet-related companies has had a negative effect on Internet advertising markets. If we lose advertising customers, fail to attract new customers, are forced to reduce advertising rates or otherwise modify our rate structure to retain or attract customers, or if we lose Web site traffic, our business could be harmed.

        Electronic Commerce and Subscription Services. The electronic commerce features of our Web sites compete with a variety of other Web sites for consumer traffic. To compete successfully in the electronic commerce market, we must attract sufficient traffic to our Web sites by offering high-quality, competitively priced, desirable merchandise in a compelling, easy-to-purchase format. In addition, we must successfully leverage our existing user base to develop the market for our products and services. We recently introduced the RealPlayer GoldPass subscription service, which provides customers access to a combination of premium software, services and content, updated monthly, in exchange for a monthly fee. While we intend for GoldPass to create meaningful opportunities for long-term recurring revenue and enable us to deepen our relationship with our end users through personalization of services to their interests, it is too early to predict its acceptance by consumers or potential for success in the market. We may not compete successfully in the growing and rapidly changing market for electronic commerce and subscription services. Our failure to do so could harm our business.

        Increased competition may result in price reductions, reduced margins, loss of customers, and a change in our business and marketing strategies, any of which could harm our business.

WE MAY NOT BE SUCCESSFUL IN THE MARKET FOR DOWNLOADABLE MEDIA AND LOCAL MEDIA DELIVERY

        We do not yet know whether there is a sustainable market for products such as RealJukebox. Even if that market exists, we may be unable to develop a revenue model or sufficient demand to take advantage of the market opportunity.

        While over 50 million copies of RealJukebox have been downloaded since its beta release on May 3, 1999, it is too soon to determine whether consumers will adopt RealJukebox as their primary application to play, record, download and manage their digital music. Even if RealJukebox achieves a high degree of market acceptance, it may not achieve a high level of use, which would lead to a low rate of upgrade sales and electronic commerce opportunities. There are a number of competitive products on the market that offer certain of the features offered by RealJukebox. These products include WinAmp Player, MusicMatch Jukebox, Sonique Player, Liquid Audio Player, a2b Player, AOL 6.0, Windows Media Player and others. Because free versions are available for all of these competing products, our ability to sell RealJukebox upgrades, and the prices we charge, may be affected. Given the size and importance of the general market for music distribution, competitors will likely release additional products that directly compete with RealJukebox, which could harm our business. Our competitors may develop new features and technology not available in RealJukebox, including advanced codecs and digital rights management technology, which could harm our business.

        RealJukebox also faces competition from the emergence of widespread peer-to-peer file sharing services and programs like Napster and Gnutella. Napster recently announced an agreement under which Bertelsmann Music Group would license its content to Napster for legal distribution as part of a subscription program. Our inability to achieve widespread acceptance for RealNetworks digital music architecture and RealJukebox or to create new revenue streams from the new market segments, including digital music content, could harm our business.

        We have announced that RealJukebox supports or will support a variety of audio formats, including RealAudio G2, MP3, Liquid Audio, Mjuice, Windows Media Audio, IBM's EMMS, and a2b. However, technical formats and consumer preferences evolve very rapidly, and we may be unable to adequately address consumer preferences or fulfill the market demand to the extent it exists. In addition we must provide digital rights management solutions and other security mechanisms in order to address concerns of content providers, and we cannot be certain that we can develop, license or acquire such solutions, or that consumers will accept them.

        We have had long-term relationships with recording companies, including major record labels, many of which offer their streaming content in our formats. However, recording companies, including those with whom we have a relationship, may not make their desirable content available for download or playback in formats supported by RealJukebox, may impose technical restrictions designed to secure intellectual property rights that may impact the user experience or demand for RealJukebox, or may refrain from or delay participating in promotional opportunities with respect to RealJukebox.

WE MAY NOT SUCCESSFULLY DEVELOP NEW PRODUCTS AND SERVICES

        Our growth depends on our ability to continue to develop leading edge media delivery and digital distribution products and services. Our business and operating results would be harmed if we fail to develop products and services that achieve widespread market acceptance or that fail to generate significant revenues to offset development costs. We may not timely and successfully identify, develop and market new product and service opportunities. If we introduce new products and services, they may not attain broad market acceptance or contribute meaningfully to our revenues or profitability.

        Because the markets for our products and services are changing rapidly, we must develop new offerings quickly. We have experienced development delays and cost overruns in our development efforts in the past and we may encounter such problems in the future. Delays and cost overruns could affect our ability to respond to technological changes, evolving industry standards, competitive developments or customer requirements. Our products also may contain undetected errors that could cause increased development costs, loss of revenues, adverse publicity, reduced market acceptance of the products or lawsuits by customers.

WE RELY ON CONTENT PROVIDED BY THIRD PARTIES TO INCREASE MARKET ACCEPTANCE OF OUR PRODUCTS AND SERVICES

        If third parties do not develop or offer compelling content to be delivered over the Internet, or grant necessary licenses to us or our customers to distribute or perform such content, our business will be harmed and our products and services may not achieve or sustain broad market acceptance. We rely on third-party content providers, such as radio and television stations, record labels, media companies, Web sites and other companies, to develop and offer content in our formats that can be delivered using our server products and played back using our player products. We also rely on such content for our GoldPass products. While we have a number of short-term agreements with third parties to provide content from their Web sites in our formats, most third parties are not obligated to develop or offer content using our technology. In addition, some third parties have entered into and may in the future enter into agreements with our competitors, principally Microsoft, to develop or offer all or a substantial portion of their content in our competitors' formats. Microsoft has more resources than us that may enable it to secure preferential and even exclusive relationships with content providers. There could be less demand for and use of our products if Microsoft or another competitor were to secure preferential or exclusive relationships with the leading broadcasters, record companies or Web sites. We cannot guarantee that third-party content providers will continue to rely on our technology or offer compelling content in our formats to encourage and sustain broad market acceptance of our products. Their failure to do so would harm our business.

        Our success also depends on the availability of third-party content, especially music, that users of our RealJukebox product can lawfully and easily access, record and play back. Our products may not achieve or sustain market acceptance if third parties are unwilling to offer their content for free download or purchase by users of RealJukebox. Current concerns regarding the secure distribution of music over the Internet are causing content owners to delay or refuse to make content available for distribution. Competitors could secure exclusive distribution relationships with such content providers, which would harm our business.

THE RATE STRUCTURE OF SOME OF OUR ADVERTISING AND SPONSORSHIP ARRANGEMENTS SUBJECTS US TO FINANCIAL RISK

        We generate advertising revenues in part through sponsored services and placements by third parties in our products and on our Web sites, in addition to banner advertising. We may receive sponsorship fees or a portion of transaction revenues in return for minimum levels of user impressions to be provided by us. These arrangements expose us to potentially significant financial risks in the event our usage levels decrease, including the following:

        -       the fees we are entitled to receive may be adjusted downwards;

        - we may be required to "make good" on our obligations by providing alternative services;

        - the sponsors may not renew the agreements or may renew at lower rates; and

        - the arrangements may not generate anticipated levels of shared transaction revenues, or sponsors may default on the payment commitments in such agreements.

        Accordingly, any leveling off or decrease of our user base or the failure to generate anticipated levels of shared transaction revenues could result in a meaningful decrease in our revenue levels.

        To the extent that our advertisers are experiencing slow-downs in their businesses or tighter resources to fund advertising, our anticipated revenue results could be harmed.

WE DEPEND ON KEY PERSONNEL WHO MAY NOT CONTINUE TO WORK FOR US

        Our success substantially depends on the continued employment of our executive officers and key employees, particularly Robert Glaser, our founder, chairman of the board and chief executive officer. The loss of the services of Mr. Glaser or any of our other executive officers or key employees could harm our business. Each of these individuals has acquired specialized knowledge and skills with respect to RealNetworks and its operations. As a result, if certain individuals were to leave RealNetworks, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successor obtains the necessary training and experience. Several of our personnel have reached or will soon reach the five-year anniversary of their RealNetworks hiring date and, as a result, will have become or will shortly become fully vested in their initial stock option grants. While most personnel are typically granted additional stock options, which will usually vest over a period of five years, subsequent to their hire date to provide additional incentive to remain at RealNetworks, the initial option grant is typically the largest and an employee may be more likely to leave our employ upon completion of the vesting period for the initial option grant. None of our executive officers has a contract that guarantees employment. Other than a $2 million insurance policy on the life of Mr. Glaser, we do not maintain "key person" life insurance policies. If we do not succeed in retaining and motivating existing personnel, our business could be harmed.

OUR FAILURE TO ATTRACT, TRAIN OR RETAIN HIGHLY QUALIFIED PERSONNEL COULD HARM OUR BUSINESS

        Our success also depends on our ability to attract, train and retain qualified personnel in all areas, especially those with management and product development skills. In particular, we must hire additional experienced management personnel to help us continue to grow and manage our business, and skilled software engineers to further our research and development efforts. At times, we have experienced difficulties in hiring personnel with the proper training or experience, particularly in technical areas. Competition for qualified personnel is intense, particularly in high-technology centers such as the Pacific Northwest, where our corporate headquarters are located. In making employment decisions, particularly in the Internet and high-technology industries, job candidates and even our current personnel often consider the value of stock options they may receive in connection with their employment. As a result of recent volatility in our stock price, we may be disadvantaged in competing with companies that have not experienced similar volatility or that have not yet sold their stock publicly. If we do not succeed in attracting new personnel or retaining and motivating our current personnel, our business could be harmed.

WE MAY NOT SUCCESSFULLY MANAGE OUR GROWTH

        We cannot successfully implement our business model if we fail to manage our growth. We have rapidly and significantly expanded our operations domestically and internationally and anticipate further expansion to take advantage of market opportunities. We have increased the number of our full-time employees from 325 on January 1, 1998 to 1,040 on December 31, 2000. Managing this substantial expansion has placed a significant strain on our management, operational and financial resources. If our growth continues, we will need to continue to improve our financial and managerial control and reporting systems and procedures.

        We are in the process of implementing new management information software systems. This will affect many aspects of our business, including our accounting, operations, electronic commerce, customer service, purchasing, sales and marketing functions. The purchase, implementation and testing of these systems have resulted, and will result, in significant capital expenditures and disruptions to our day-to-day operations. If these systems are not implemented or do not operate as expected, our ability to provide products and services to our customers on a timely basis will suffer and delays in the recording and reporting of our operating results could occur.

POTENTIAL ACQUISITIONS INVOLVE RISKS WE MAY NOT ADEQUATELY ADDRESS

        As part of our business strategy, we have acquired technologies and businesses in the past, and intend to do so in the future. The failure to adequately address the financial and operational risks raised by acquisitions of technology and businesses could harm our business. Acquisition or business combination transactions are accompanied by a number of significant risks. Financial risks related to acquisitions include:

        -       potentially dilutive issuances of equity securities;

        -       use of cash resources;

        -       the incurrence of additional debt and contingent liabilities;

        - large write-offs and the correct assessment of the relative percentages of in-process research and development expense that can be immediately written off as compared to the amount which must be amortized over the appropriate life of the asset; and

        - amortization expenses related to goodwill and other intangible assets

        Acquisitions also involve operational risks, including:

        - difficulties in assimilating the operations, products, technology, information systems and personnel of the acquired company;

        - diversion of management's attention from other business concerns and the potential disruption of our ongoing business;

        - the difficulty of incorporating acquired technology or content and rights into our products and services and unanticipated expenses related to such integrations;

        - impairment of relationships with our employees, affiliates, advertisers and content providers;

        - inability to maintain uniform standards, controls, procedures and policies;

        - the assumption of known and unknown liabilities of the acquired company;

        - entrance into markets in which we have no direct prior experience; and

        -       loss of key employees of the acquired company.


THE GROWTH OF OUR BUSINESS DEPENDS ON THE INCREASED USE OF THE INTERNET FOR COMMUNICATIONS, ELECTRONIC COMMERCE AND ADVERTISING

        The growth of our business depends on the continued growth of the Internet as a medium for communications, electronic commerce and advertising. Our business will be harmed if Internet usage does not continue to grow, particularly as a source of media information and entertainment and as a vehicle for commerce in goods and services. Our success also depends on the efforts of third parties to develop the infrastructure and complementary products and services necessary to maintain and expand the Internet as a viable commercial medium. The Internet may not ultimately be accepted as a viable commercial medium for broadcasting multimedia content or media delivery for a number of reasons which could inhibit the growth and use of the Internet, including:

        - potentially inadequate development of the necessary infrastructure to accommodate growth in the number of users and Internet traffic;

        -       unavailability of compelling multimedia content;

        - inadequate commercial support for Web-based advertising or electronic commerce transactions; and

        - delays in the development or adoption of new technological standards and protocols, and increased governmental regulation, or inconsistent regulations between state, federal and foreign governments.

        In addition, we believe that other Internet-related issues, such as security, privacy, reliability, cost, speed, ease of use and access, quality of service and necessary increases in bandwidth availability, remain largely unresolved and may affect the amount and type of business that is conducted over the Internet, and impact our ability to sell our products and services and ultimately impact our business results.

        If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by such growth, specifically the demands of delivering high-quality media content. As a result, its performance and reliability may decline. In addition, Web sites have experienced interruptions in service as a result of outages, system attacks and other delays occurring throughout the Internet network infrastructure. If these outages, attacks or delays occur frequently or on a broad scale in the future, Internet usage, as well as the usage of our products, services and Web sites, could grow more slowly or decline.

CHANGES IN NETWORK INFRASTRUCTURE, TRANSMISSION METHODS AND BROADBAND TECHNOLOGIES POSE RISKS TO OUR BUSINESS

        We believe that increased Internet use and especially the use of media over the Internet may depend on the availability of greater bandwidth or data transmission speeds (also known as broadband transmission). If broadband access becomes widely available, although we believe it would present a substantial opportunity it may also present a significant business challenge for us. Internet access through cable television set-top boxes, digital subscriber lines or wireless connections could dramatically reduce the demand for our products and services by utilizing alternate technology that more efficiently transmits data and media. This could harm our business as currently conducted.

        Development of products and services for a broadband transmission infrastructure involves a number of additional risks, including:

        -       changes in content delivery methods and protocols;

        - the availability of compelling content that takes advantage of broadband access and helps drive market acceptance of our products and services;

        - the emergence of new competitors, such as traditional broadcast and cable television companies, which have significant control over access to content, substantial resources and established relationships with media providers;

        - the development of relationships by our current competitors with companies that have significant access to or control over the broadband transmission infrastructure or content;

        - the need to establish new relationships with non-PC based providers of broadband access, such as providers of television set-top boxes and cable television, some of which may compete with us; and

        - the general risks of new product and service development, including the challenges to develop error-free products and enhancements, develop compelling services and achieve market acceptance for these products and services.

        We depend on the efforts of third parties to develop and provide a successful infrastructure for broadband transmission. Even if broadband access becomes widely available, heavy use of the Internet may negatively impact the quality of media delivered through broadband connections. If these third parties experience delays or difficulties establishing a widespread broadband transmission infrastructure or if heavy usage limits the broadband experience, the release of our broadband products and services could be delayed. Even if a broadband transmission infrastructure is developed for widespread use, our products and services may not achieve market acceptance or generate sufficient revenues to offset our development costs.

MORE INDIVIDUALS ARE UTILIZING NON-PC DEVICES TO ACCESS THE INTERNET AND WE MAY NOT BE SUCCESSFUL IN DEVELOPING A VERSION OF OUR SERVICE THAT WILL GAIN WIDESPREAD ADOPTION BY USERS OF SUCH DEVICES

        In the coming years, the number of individuals who access the Internet through devices other than a personal computer, such as personal digital assistants, cellular telephones and television set-top devices, is expected to increase dramatically. Our products and services are primarily designed for rich, graphical environments such as those available on personal and laptop computers. The lower resolution, functionality and memory associated with alternative devices may make the use of our products and services through such devices difficult, and we may be unsuccessful in our efforts to modify our current products and services to provide a compelling experience for users of alternative devices. As we have limited experience to date in creating versions of our products and services optimized for users of alternative devices, it is difficult to predict the problems we may encounter in doing so and we may need to devote significant resources to create, support and maintain such versions. If we are unable to attract and retain a substantial number of alternative device manufacturers to license and incorporate our technology into their devices, we may fail to capture a sufficient share of an increasingly important portion of the market for digital media delivery. Further, a failure to develop revenue-generating relationships with enough device manufacturers whose products are adopted by a significant number of device users could have a material adverse effect on our business, operating results and financial condition.

WE COULD LOSE STRATEGIC RELATIONSHIPS THAT ARE ESSENTIAL TO OUR BUSINESS

        The loss of certain current strategic relationships or key licensing arrangements, the inability to find other strategic partners or the failure of our existing relationships to achieve meaningful positive results for us could harm our business. We rely in part on strategic relationships to help us:

        - increase adoption of our products through distribution arrangements;

        - increase the amount and availability of compelling media content on the Internet to help boost demand for our products and services;

        -       enhance our brand;

        - expand the range of commercial activities based on our technology;

        - expand the distribution of our streaming media content without a degradation in fidelity; and

        - increase the performance and utility of our products and services.

        We would be unable to accomplish many of these goals without the assistance of third parties. We anticipate that the efforts of our strategic partners will become more important as the multimedia experience over the Internet matures. For example, we may become more reliant on strategic partners to provide multimedia content, provide more secure and easy-to-use electronic commerce solutions and build out the necessary infrastructure for media delivery. We may not be successful in forming or managing strategic relationships. In addition, the efforts of our strategic partners may be unsuccessful. Furthermore, these strategic relationships may be terminated before we realize any benefit.

OUR INDUSTRY IS EXPERIENCING CONSOLIDATION THAT MAY INTENSIFY COMPETITION

        The Internet and media distribution industries have recently experienced substantial consolidation and a proliferation of strategic transactions. We expect this consolidation and strategic partnering to continue. Acquisitions or strategic relationships could harm us in a number of ways. For example:

        - competitors could acquire or enter into relationships with companies with which we have strategic relationships and discontinue our relationship, resulting in the loss of distribution opportunities for our products and services or the loss of certain enhancements or value-added features to our products and services;

        - competitors could obtain exclusive access to desirable multimedia content and prevent that content from being available in our formats, thus decreasing the use of our products and services to distribute and experience the content that audiences most desire, and hurting our ability to attract advertisers to our Web sites and product offerings;

        - suppliers of important or emerging technologies could be acquired by a competitor or other company which could prevent us from being able to utilize such technologies in our offerings, and disadvantage our offerings relative to those of competitors;

        - a competitor could be acquired by a party with significant resources and experience that could increase the ability of the competitor to compete with our products and services; and

        - other companies with related interests could combine to form new, formidable competition, which could preclude us from obtaining access to certain markets or content, or which could dramatically change the market for our products and services.

OUR BUSINESS WILL SUFFER IF OUR SYSTEMS FAIL OR BECOME UNAVAILABLE

        A reduction in the performance, reliability and availability of our Web sites and network infrastructure will harm our ability to distribute our products and services to our users, as well as our reputation and ability to attract and retain users, customers, advertisers and content providers. Our revenues depend in large part on the number of users that download our products from our Web sites and access the content services on our Web sites. Our systems and operations are susceptible to, and could be damaged or interrupted by, outages caused by fire, flood, power loss, telecommunications failure, Internet breakdown, earthquake and similar events. Our systems are also subject to human error, security breaches, power losses, computer viruses, break-ins, "denial of service" attacks, sabotage, intentional acts of vandalism and tampering designed to disrupt our computer systems, Web sites and network communications. A sudden and significant increase in traffic on our Web sites could strain the capacity of the software, hardware and telecommunications systems that we deploy or use. This could lead to slower response times or system failures. Our operations also depend on receipt of timely feeds from our content providers, and any failure or delay in the transmission or receipt of such feeds could disrupt our operations. We depend on Web browsers, ISPs and online service providers to provide Internet users access to our Web sites. Many of these providers have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. In addition, certain ISPs have temporarily interrupted our Web site operations and ability to communicate with certain customers in response to the heavy volume of e-mail transmissions we generate and send to our large user base. These types of interruptions could continue or increase in the future.

        Our electronic commerce and digital distribution activities are managed by sophisticated software and computer systems. Although we continually develop and update these systems over time as our business and business needs grow and change, these systems may not adequately address the current needs of our business. We may encounter delays in developing these systems, and the systems may contain undetected errors that could cause system failures. Any system error or failure that causes interruption in availability of products or content or an increase in response time could result in a loss of potential or existing business services customers, users, advertisers or content providers. If we suffer sustained or repeated interruptions, our products, services and Web sites could be less attractive to such entities or individuals and our business would be harmed.

        Real Broadcast Network's business is dependent on providing customers with efficient and reliable services to enable such customers to broadcast content to large audiences on an as-needed basis. Real Broadcast Network's operations are also dependent in part upon transmission capacity provided by third-party telecommunications network providers. Any failure of such network providers to provide the capacity we require may result in a reduction in, or interruption of, service to our customers. If we do not have access to third-party transmission capacity, we could lose customers and if we are unable to obtain such capacity on terms commercially acceptable to us, our business and operating results could suffer.

        Our computer and communications infrastructure is located at a single leased facility in Seattle, Washington. We do not have fully redundant systems or a formal disaster recovery plan, and we may not have adequate business interruption insurance to compensate us for losses that may occur from a system outage. Despite our efforts, our network infrastructure and systems could be subject to service interruptions or damage and any resulting interruption of services could harm our business, operating results and reputation.

OUR NETWORK IS SUBJECT TO SECURITY RISKS THAT COULD HARM OUR BUSINESS AND REPUTATION AND EXPOSE US TO LITIGATION OR LIABILITY

        Online commerce and communications depend on the ability to transmit confidential information securely over public networks. Any compromise of our ability to transmit confidential information securely, and costs associated with preventing or eliminating any problems, could harm our business. Online transmissions are subject to a number of security risks, including:

        - our own or licensed encryption and authentication technology may be compromised, breached or otherwise be insufficient to ensure the security of customer information;

        - we could experience unauthorized access, computer viruses, system interference or destruction, "denial of service" attacks and other disruptive problems, whether intentional or accidental, that may inhibit or prevent access to our Web sites or use of our products and services;

        - a third party could circumvent our security measures and misappropriate our, our partners' and our customer's proprietary information or interrupt operations; and

        - credit card companies could restrict online credit card transactions.

        The occurrence of any of these or similar events could damage our business, hurt our ability to distribute products and services and collect revenue, threaten the proprietary or confidential nature of our technology, harm our reputation, and expose us to litigation or liability. For example, though we have not personally been impacted by these events, in February 2000, many commercial and governmental Web sites were the subject of intentional denial of service attacks designed to disrupt or disable the operation of such Web sites. Also, Microsoft recently announced that hackers had infiltrated its system and may have accessed source code to certain of its products. We may be required to expend significant capital or other resources to protect against the threat of security breaches or hacker attacks or to alleviate problems caused by such breaches or attacks.

OUR INTERNATIONAL OPERATIONS INVOLVE RISKS

        We operate subsidiaries in Australia, England, France, Germany, Japan, Mexico, Brazil and Hong Kong, and market and sell products in several other countries. We have also entered into joint ventures internationally. For the quarter ended September 30, 2000, approximately 28% of our revenues were derived from international operations.

        A key part of our strategy is to develop localized products and services in international markets through joint ventures, subsidiaries and branch offices. To date, we have only limited experience in developing localized versions of our products and services and marketing and operating our products and services internationally, and we rely on the efforts and abilities of our foreign business partners in such activities. We believe that in light of the potential size of the customer base and the audience for content, and the substantial anticipated competition, we need to continue to expand quickly into international markets in order to effectively obtain and maintain market share. International markets we have selected may not develop at a rate that supports our level of investment. In particular, international markets typically have been slower in adoption of the Internet as an advertising and commerce medium. In addition to uncertainty about our ability to continue to generate revenues from our foreign operations and expand our international presence, there are certain risks inherent in doing business on an international level. We are subject to the normal risks of doing business internationally, as well as risks specific to Internet-based companies in foreign markets. These risks include:

        - delays in the development of the Internet as a broadcast, advertising and commerce medium in international markets;

        - difficulties in managing operations due to distance, language and cultural differences, including issues associated with establishing management systems infrastructures in individual markets;

        - incompatible technology or distribution infrastructures, and different or incompatible standards-based technologies;

        -       unexpected changes in regulatory requirements;

        - export and import restrictions, including those restricting the use of encryption technology;

        -       tariffs and trade barriers and limitations on fund transfers;

        - longer payment cycles and problems in collecting accounts receivable;

        -       potential adverse tax consequences;

        -       higher costs of doing business in foreign countries;

        -       seasonal reductions in business activity;

        -       exchange rate fluctuations;

        - increased risk of piracy and limits on our ability to enforce our intellectual property rights;

        - the need to comply with different and often conflicting laws and regulations; and

        -       other legal and political risks.

        Any of these factors could harm our future international operations, and consequently our business, operating results and financial condition. We do not currently hedge our foreign currency exposures.

WE MAY BE UNABLE TO ADEQUATELY PROTECT OUR PROPRIETARY RIGHTS AND MAY BE SUBJECT TO INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS, WHICH ARE COSTLY TO DEFEND AND COULD LIMIT OUR ABILITY TO USE CERTAIN TECHNOLOGIES IN THE FUTURE

        Our inability to protect our proprietary rights, and the costs of doing so, could harm our business. Our success and ability to compete partly depend on the superiority, uniqueness or value of our technology, including both internally developed technology and technology licensed from third parties. To protect our proprietary rights, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions. Despite our efforts to protect our proprietary rights, unauthorized parties may copy or infringe aspects of our technology, products, services or trademarks, or obtain and use information we regard as proprietary. Our proprietary rights may be especially difficult to protect in foreign countries, where unrelated third parties may have registered our domain names and trademarks under their own names in an attempt to prevent us from using the domain names and trademarks in those countries without paying them a significant sum of money. This could prevent us from using our valuable brands in those countries, and reduce the value of our intellectual property.

        To protect our proprietary rights, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions. These efforts to protect our intellectual property rights may not be effective in preventing misappropriation of our technology, or may not prevent the development and design by others of products or technologies similar to or competitive with, or superior to those we develop which could reduce the value of our intellectual property. Effective trademark, copyright and trade secret protection may not be available in every country in which our products and services are distributed or made available through the Internet, and while we attempt to ensure that the quality of our brand is maintained by our licensees, our licensees may take action that could materially and adversely affect the value of our proprietary rights or the reputation of our products and services. Portions of the distinctive elements of our products and Web sites may not be available under copyright law. We cannot guarantee that the steps we have taken to protect our proprietary rights will be adequate. As with other software products, our products are susceptible to unauthorized copying and uses that may go undetected, and policing such unauthorized use is difficult.

        As of December 31, 2000, we had 40 registered U.S. trademarks or service marks, and had applications pending for an additional 25 U.S. trademarks. We also have several unregistered trademarks. In addition, RealNetworks has several foreign trademark registrations and pending applications. Many of our marks begin with the word "Real" (such as RealSystem, RealAudio and RealVideo). We are aware of other companies that use "Real" in their marks alone or in combination with other words, and we do not expect to be able to prevent all third-party uses of the word "Real" for all goods and services. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, and effective patent, copyright, trademark and trade secret protection may not be available in such jurisdictions.

        As of December 31, 2000, we had 17 U.S. patents and numerous patent applications on file relating to various aspects of our technology. We are preparing additional patent applications on other features of our technology. Patents with respect to our technology may not be granted and, if granted, may be challenged or invalidated. Issued patents may not provide us with any competitive advantages and may be challenged by third parties. In addition, others could independently develop substantially equivalent intellectual property.

        Many of our current and potential competitors dedicate substantially greater resources to protection and enforcement of their intellectual property rights, especially patents. Many parties are actively developing streaming media and digital distribution-related technologies, e-commerce and other Web-related technologies, as well as a variety of online business methods and models. We believe that these parties will continue to take steps to protect these technologies, including, but not limited to seeking patent protection. As a result, disputes regarding the ownership of these technologies and rights associated with streaming media and digital distribution, and online businesses, are likely to arise in the future. In addition to existing patents and intellectual property rights, we anticipate that additional third-party patents related to our products and services will be issued in the future. If a blocking patent has issued or issues in the future, we would need to either obtain a license or design around the patent. We may not be able to obtain such a license on acceptable terms, if at all, or design around the patent.

        Companies in the technology and content-related industries have frequently resorted to litigation regarding intellectual property rights. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of other parties' proprietary rights. In addition, we believe these industries are experiencing an increased level of litigation to determine the applicability of current laws to, and impact of new technologies on, the use and distribution of content over the Internet and through new devices. The existence and/or outcome of such litigation could involve us or affect our business.

        From time to time we receive claims and inquiries from third parties in the form of letters, lawsuits and other forms of communications, alleging that our internally developed technology or technology we license from third parties may infringe the third parties' proprietary rights, especially patents. Third parties have also asserted and most likely will continue to assert claims against us alleging infringement of copyrights, trademark rights, trade secret rights or other proprietary rights, or alleging unfair competition or violations of privacy rights. We are now investigating several of such pending claims. We could be required to spend significant amounts of time and money to defend ourselves against such claims. If any of these claims were to prevail, we could be forced to pay damages, comply with injunctions, or stop distributing our products and services while we re-engineer them or seek licenses to necessary technology, which might not be available on reasonable terms. We could also be subject to claims for indemnification resulting from infringement claims made against our customers and strategic partners, which could increase our defense costs and potential damages. Any of these events could require us to change our business practices and harm our business.

        In August 1998, Venson M. Shaw and Steven M. Shaw filed a lawsuit against us and co-defendant Broadcast.com in the United States District Court for the Northern District of Texas - Dallas Division. The plaintiffs allege that we, individually and in combination with Broadcast.com, infringe on a certain patent by making, using, selling and/or offering to sell software products and services directed to media delivery systems for the Internet and corporate intranets. The plaintiffs seek to enjoin us from the alleged infringing activity and to recover damages in an amount no less than a reasonable royalty. We believe the allegations are without merit and intend to vigorously defend ourselves against these claims. However, litigation is inherently uncertain, and we may be unable to successfully defend ourselves against this claim.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES

        Few existing laws or regulations specifically apply to the Internet, other than laws and regulations generally applicable to businesses. Certain U.S. export controls and import controls of other countries, including controls on the use of encryption technologies, may apply to our products. However, many laws and regulations are pending and may be adopted in the United States, individual states and local jurisdictions and other countries with respect to the Internet. These laws may relate to areas such as content issues (such as obscenity, indecency and defamation), copyright and other intellectual property rights, encryption, use of key escrow data, caching of content by server products, electronic authentication or "digital signatures," personal privacy, advertising, taxation, electronic commerce liability, e-mail, gambling, sweepstakes, promotions, content regulation, quality of products and services, network and information security and the convergence of traditional communication services with Internet communications, including the future availability of broadband transmission capability. Other countries and political organizations are likely to impose or favor more and different regulation than that which has been proposed in the United States, thus furthering the complexity of regulation. In addition, state and local governments may impose regulations in addition to, inconsistent with, or stricter than federal regulations. The adoption of such laws or regulations, and uncertainties associated with their validity and enforcement, may affect the available distribution channels for and costs associated with our products and services, and may affect the growth of the Internet. Such laws or regulations may therefore harm our business.

        We do not know for certain how existing laws governing issues such as property ownership, copyright and other intellectual property issues, taxation, illegal or obscene content, retransmission of media, and personal privacy and data protection apply to the Internet. The vast majority of such laws were adopted before the advent of the Internet and related technologies and do not address the unique issues associated with the Internet and related technologies. Most of the laws that relate to the Internet have not yet been interpreted. Changes to or the interpretation of these laws could:

        -       limit the growth of the Internet;

        - create uncertainty in the marketplace that could reduce demand for our products and services;

        -       increase our cost of doing business;

        - expose us to significant liabilities associated with content available on our Web sites or distributed or accessed through our products or services, with our provision of products and services, and with the features or performance of our products and Web sites;

        -       lead to increased product development costs; or

        - decrease the rate of growth of our user base and limit our ability to effectively communicate with and market to our user base.

        On October 28, 1998, the Digital Millennium Copyright Act (DMCA) was enacted. The DMCA includes statutory licenses for the performance of sound recordings and for the making of recordings to facilitate transmissions. Under these statutory licenses, we and our broadcast customers may be required to pay licensing fees for digital sound recordings we deliver in original and archived programming and through retransmissions of radio broadcasts. The DMCA does not specify the rate and terms of the licenses, which will be determined either through voluntary inter-industry negotiations or arbitration. We plan to engage in arbitration before a tribunal of the United States Copyright Office with the Recording Industry Association of America during 2001 to determine what, if any, licensee fee should be paid. Depending on the rates and terms adopted for the statutory licenses, our business could be harmed both by increasing our own cost of doing business, as well as by increasing the cost of doing business for our customers.

        The Child Online Protection Act and the Child Online Privacy Protection Act (COPPA) were enacted in October 1998. The COPPA imposes civil and criminal penalties on persons distributing material harmful to minors (e.g., obscene material) over the Internet to persons under the age of 17, or collecting personal information from children under the age of 13. We do not knowingly collect and disclose personal information from such minors. The manner in which the COPPA may be interpreted and enforced cannot be fully determined, and future legislation similar to the COPPA could subject us to potential liability, which in turn could harm our business. Such laws could also damage the growth of the Internet generally and decrease the demand for our products and services.

        There are a large number of legislative proposals before the United States Congress and various state legislatures regarding privacy issues related to our business. It is not possible to predict whether or when such legislation may be adopted, and certain proposals, if adopted, could materially and adversely affect our business through a decrease in user registration and revenue, and influence how and whether we can communicate with our customers.

WE MAY BE SUBJECT TO MARKET RISK AND LEGAL LIABILITY IN CONNECTION WITH THE DATA COLLECTION CAPABILITIES OF OUR PRODUCTS AND SERVICES

        Many of our products are interactive Internet applications that by their very nature require communication between a client and server to operate. To provide better consumer experiences and to operate effectively, our products occasionally send information to servers at RealNetworks. Many of the services we provide also require that a user provide certain information to us. We post privacy policies concerning the use, collection and disclosure of our user data. Any failure by us to comply with our posted privacy policies and existing or new legislation regarding privacy issues could impact the market for our products and services, subject us to litigation and harm our business.

        Between November 1999 and March 2000, fourteen lawsuits were filed against us in federal and/or state courts in California, Illinois, Pennsylvania, Washington and Texas. The plaintiffs have voluntarily dismissed all of the state court cases with the exception of the case pending in California. The remaining twelve actions, which seek to certify classes of plaintiffs, allege breach of contract, invasion of privacy, deceptive trade practices, negligence, fraud and violation of certain federal and state laws in connection with various communications features of our RealPlayer and RealJukebox products. Plaintiffs are seeking both damages and injunctive relief. We have filed answers denying the claims and have filed suit in Washington state court to compel the state court plaintiffs to arbitrate their claims as required by our End User License Agreements. On February 10, 2000, the federal Judicial Panel on Multidistrict Litigation transferred all pending federal cases to the federal district court for the Northern District of Illinois. On the same day, that court granted RealNetworks' motion to stay the court proceedings because the claims are subject to arbitration under our End User License Agreement. Although no assurance can be given as to the outcome of these lawsuits, we believe that the allegations in these actions are without merit, and intend to vigorously defend ourselves. If the plaintiffs prevail in their claims, we could be required to pay damages or other penalties, in addition to complying with injunctive relief, which could harm our business and our operating results.

WE MAY BE SUBJECT TO LEGAL LIABILITY FOR THE PROVISION OF THIRD-PARTY PRODUCTS, SERVICES OR CONTENT

        We periodically enter into arrangements to offer third-party products, services or content under the RealNetworks brand or via distribution on our Web sites, in products or service offerings. We may be subject to claims concerning these products, services or content by virtue of our involvement in marketing, branding, broadcasting or providing access to them, even if we do not ourselves host, operate, provide, or provide access to these products, services or content. While our agreements with these parties often provide that we will be indemnified against such liabilities, such indemnification may not be adequate. It is also possible that, if any information provided directly by us contains errors or is otherwise negligently provided to users, third parties could make claims against us, including, for example, for defamation, negligence, copyright or trademark infringement, unlawful activity, or tort, including personal injury, fraud, or other theories based on the nature and content of information to which we provide links. Investigating and defending any of these types of claims is expensive, even to the extent that the claims do not result in liability. If the claims do result in liability, we could be required to pay damages or other penalties, which could harm our business and our operating results.

REALNETWORKS' DIRECTORS AND EXECUTIVE OFFICERS BENEFICIALLY OWN APPROXIMATELY 44.1% OF OUR STOCK; THEIR INTERESTS COULD CONFLICT WITH YOURS; SIGNIFICANT SALES OR STOCK HELD BY THEM COULD HAVE A NEGATIVE EFFECT ON REALNETWORKS' STOCK PRICE; SHAREHOLDERS MAY BE UNABLE TO EXERCISE CONTROL

        As of December 31, 2000, our executive officers, directors and affiliated persons beneficially owned approximately 44.1% of our common stock, and Robert Glaser, our chief executive officer and chairman of the board, beneficially owned approximately 33.6% of our common stock. As a result, our executive officers, directors and affiliated persons will have significant influence to:

        -       elect or defeat the election of our directors;

        - amend or prevent amendment of our articles of incorporation or bylaws;

        - effect or prevent a merger, sale of assets or other corporate transaction; and

        - control the outcome of any other matter submitted to the shareholders for vote.

        As a result of their ownership and positions, our directors and executive officers collectively are able to significantly influence all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, sales of significant amounts of shares held by RealNetworks directors and executive officers, or the prospect of these sales, could adversely affect the market price of RealNetworks common stock. Management's stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of RealNetworks, which in turn could reduce our stock price or prevent our shareholders from realizing a premium over our stock price.

PROVISIONS OF OUR CHARTER DOCUMENTS, SHAREHOLDER RIGHTS PLAN AND WASHINGTON LAW COULD DISCOURAGE OUR ACQUISITION BY A THIRD PARTY

        Our articles of incorporation provide for a strategic transaction committee of the board of directors currently comprised of Messrs. Glaser, Breyer and Kapor. Without the prior approval of this committee, and subject to certain limited exceptions, the board of directors does not have the authority to:

        -       adopt a plan of merger;

        -       authorize the sale, lease, exchange or mortgage of:

                (A) assets representing more than 50% of the book value of our assets prior to the transaction; or

                (B) any other asset or assets on which our long-term business strategy is substantially dependent;

        -       authorize our voluntary dissolution; or

        -       take any action that has the effect of any of the above.

        RealNetworks also entered into an agreement providing Mr. Glaser with a direct contractual right to require RealNetworks to abide by and perform all terms of the articles of incorporation with respect to the strategic transactions committee. This agreement also provides that so long as Mr. Glaser owns a specified number of shares, RealNetworks will use its best efforts to cause him to be nominated to, elected to, and not removed from the board of directors. In addition, the articles provide that Mr. Glaser will serve, or will appoint another officer of RealNetworks to serve, as our policy ombudsman, with the exclusive authority to adopt or change our editorial policies as reflected on our Web sites or in other communications or media in which we have a significant editorial or media voice. The provisions with respect to the authority of the strategic transactions committee and the policy ombudsman may be amended only with the approval of 90% of the shares entitled to vote on an amendment to the articles.

        We have adopted a shareholder rights plan that provides that shares of our common stock have associated preferred stock purchase rights. These rights become exercisable and detachable from the associated common stock only following the acquisition by a person or a group of 15% or more of our outstanding common stock or 10 days following the announcement of a tender or exchange offer for 15% or more of our outstanding common stock. The rights entitle our shareholders, other than the person or entity that has acquired or made an exchange or tender offer for 15% or more of our outstanding common stock, to acquire additional shares of our capital stock at a price equal to one-half of the market price at the time of the event and, in certain circumstances, would allow our shareholders to acquire capital stock in the entity that has acquired or made an exchange or tender offer for 15% or more of our outstanding common stock at a similar discount. The exercise of these rights would make the acquisition of RealNetworks by a third party more expensive to that party and has the effect of discouraging third parties from acquiring our company without the approval of our board of directors, which has the power to redeem these rights and prevent their exercise.

        Washington law imposes restrictions on some transactions between a corporation and certain significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act prohibits a "target corporation," with some exceptions, from engaging in certain significant business transactions with an "acquiring person," which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's board of directors prior to the acquisition. Such prohibited transactions include, among other things:

        - a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from the acquiring person;

        - termination of 5% or more of the employees of the target corporation as a result of the acquiring person's acquisition of 10% or more of the shares; or

        - allowing the acquiring person to receive any disproportionate benefit as a shareholder.

        After the five-year period, a "significant business transaction" may occur, as long as it complies with certain "fair price" provisions of the statute. A corporation may not opt out of this statute. This provision may have the effect of delaying, deterring or preventing a change in control of RealNetworks. The foregoing provisions of our charter documents, shareholder rights plan and Washington law, as well as those relating to a classified board of directors and the availability of "blank check" preferred stock, could have the effect of making it more difficult or more expensive for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions may therefore have the effect of limiting the price that investors might be willing to pay in the future for our common stock.

OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE

        The trading price of our common stock has been and is likely to continue to be highly volatile. For example, during the 52-week period ended December 31, 2000, the price of our common stock ranged from $5.188 to $96.00 per share. Our stock price could continue to be subject to wide fluctuations in response to factors such as:

        -       actual or anticipated variations in quarterly operating results;

        - announcements of technological innovations, new products or services by us or our competitors;

        - changes in financial estimates or recommendations by securities analysts;

        - the addition or loss of strategic relationships or relationships with our key customers;

        - conditions or trends in the Internet, streaming media, media delivery and online commerce markets;

        - changes in the market valuations of other Internet, online service or software companies;

        - announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

        -       legal, regulatory or political developments;

        -       additions or departures of key personnel;

        -       sales of our common stock; and

        -       general market conditions.

        The historical volatility of our stock price may make it more difficult for you to resell shares when you want at prices you find attractive.

        In addition, the stock market in general, and the Nasdaq National Market and the market for Internet and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors has and may in the future reduce our stock price, regardless of our operating performance.

WE MAY BE SUBJECT TO ASSESSMENT OF SALES AND OTHER TAXES FOR THE SALE OF OUR PRODUCTS, LICENSE OF TECHNOLOGY OR PROVISION OF SERVICES

        We may have to pay past sales or other taxes that we have not collected from our customers. We do not currently collect sales or other taxes on the sale of our products, license of technology or provision of services in states and countries other than those in which we have offices or employees.

        In October 1998, the Internet Tax Freedom Act (ITFA) was signed into law. Among other things, the ITFA imposes a three-year moratorium on discriminatory taxes on electronic commerce. Nonetheless, foreign countries or, following the moratorium, one or more states, may seek to impose sales or other tax obligations on companies that engage in such activities within their jurisdictions. Our business would be harmed if one or more states or any foreign country were able to require us to collect sales or other taxes from current or past sales of products, licenses of technology or provision of services, particularly because we would be unable to go back to customers to collect sales taxes for past sales and may have to pay such taxes out of our own funds.

WE DONATE A PORTION OF NET INCOME TO CHARITY

        For the year ended December 31, 2000, we were profitable (before goodwill amortization, acquisition charges, and stock-based compensation) and set aside 5% of our pretax net income for donations to charity. If we sustain profitability, we intend to donate such 5% of our annual net income (before goodwill amortization, acquisition charges, and stock-based compensation) to charitable organizations. This will reduce our net income. We have recently incorporated the non-profit RealNetworks Foundation to manage our charitable giving efforts.

                                 USE OF PROCEEDS

        The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the account of the selling shareholders. Accordingly, we will not receive any proceeds from the sale of the shares by the selling shareholders.

                              SELLING SHAREHOLDERS

        The shares of common stock to be sold by the selling shareholders pursuant to this prospectus represent shares issued to the selling shareholders by us in connection with our acquisition of Aegisoft Corp. on December 29, 2000. The following table sets forth the aggregate number of shares of our common stock held by each selling shareholder and the aggregate number of shares of common stock offered by each such selling shareholder. As of January 15, 2001, there were 159,311,024 shares of common stock outstanding. Beneficial ownership is determined according to the rules of the SEC, and includes shares subject to options currently exercisable or exercisable within 60 days of January 15, 2001. Shares subject to such options are deemed outstanding for computing the percentage ownership of the person holding such options but not for computing the percentage ownership of any other person.




                                             OWNERSHIP PRIOR TO OFFERING                OWNERSHIP AFTER OFFERING (1)
                                             ---------------------------               -----------------------------
                                               NUMBER OF
                                                 SHARES
                                              BENEFICIALLY   PERCENTAGE                NUMBER OF SHARES  PERCENTAGE
                                                 OWNED       OF COMMON    NUMBER OF      BENEFICIALLY    OF COMMON
                                                PRIOR TO       STOCK     SHARES BEING       OWNED          STOCK
    NAME OF SELLING SHAREHOLDER                 OFFERING    OUTSTANDING    OFFERED     AFTER OFFERING   OUTSTANDING
---------------------------------------      -------------  ------------ ------------  ---------------- ------------
FORMER AEGISOFT SHAREHOLDERS:
-----------------------------
Abrams, Larry(2) ......................          16,554          *          15,397           1,157          *
Aatz, Franz ...........................          30,581          *          30,581              --          *
Baker, James ..........................          16,609          *          16,609              --          *
Curacao Strategic Technologies, N.V. ..          30,414          *          30,414              --          *
Dou, Jinhui ...........................           1,941          *           1,941              --          *
Fan, Xiao-yan .........................           1,941          *           1,941              --          *
Fang, Daniel ..........................             574          *             574              --          *
Hein, Oliver ..........................          39,872          *          39,872              --          *
Hu, James(3) ..........................          22,436          *             574          21,862          *
Hu, Jing Shan .........................             359          *             359              --          *
Inozemtsev, Igor ......................             862          *             862              --          *
Jamieson & Co. ........................           6,542          *           6,542              --          *
Jia, Zheng Kevin ......................          68,866          *          68,866              --          *
Klus, Judy(4) .........................           1,941          *           1,684             257          *
Lee, Jeff .............................              86          *              86              --          *
Li, Siqun .............................           1,163          *           1,163              --          *
Li, Yi ................................             719          *             719              --          *
Li, Yi and Hu, Jing Shan ..............           1,079          *           1,079              --          *
Lynch, William ........................             107          *             107              --          *
McDonough, John .......................           3,250          *           3,250              --          *
Trustees of the John P. McDonough
CRNA PC Profit Sharing Plan ...........             327          *             327              --          *
Oliver, Andrew ........................             216          *             216              --          *
Pang, Chen-li .........................           3,451          *           3,451              --          *
Reibling, Guenther ....................          10,635          *          10,635              --          *
Reibling, Lorenz ......................          10,635          *          10,635              --          *
Rombach, Bernd ........................          26,920          *          26,920              --          *
Saenger, Alexander(5) .................          10,192          *             933           9,259          *
Schrader, Tamus(6) ....................           6,470          *           5,613             857          *
Shen, Ji ..............................          84,558          *          84,558              --          *
J and L Sherbloom Family LLC ..........           2,714          *           2,714              --          *
Shi, Song Tao and Zhang, Jing Wen .....              43          *              43              --          *
Staedtler, Friedhart and Inge .........           6,425          *           6,425              --          *
Strategic European
Technologies, N.V .....................         257,161          *         257,161              --          *
Staubli, Thomas .......................           1,204          *           1,204              --          *
Tan, Patrick ..........................             574          *             574              --          *
Tang, Chilung .........................          35,316          *          35,316              --          *

    TOTAL .............................         702,737         --         669,345          33,392         --

----------

(1) Assumes the sale of all of the shares of common stock offered by each of the selling shareholders. This Registration Statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without receipt of consideration which results in an increase in the number of RealNetworks' outstanding common stock.

(2) Includes 1,157 shares subject to warrants currently exercisable within 60 days of January 15, 2001.

(3) Includes 21,862 shares subject to options currently exercisable within 60 days of January 15, 2001.

(4) Includes 257 shares subject to warrants currently exercisable within 60 days of January 15, 2001.

(5) Includes 9,259 shares subject to options currently exercisable within 60 days of January 15, 2001.

(6) Includes 857 shares subject to warrants currently exercisable within 60 days of January 15, 2001.

*       Less than 1% of the outstanding shares of common stock.

                              PLAN OF DISTRIBUTION

        The shares covered by this prospectus may be offered and sold from time to time by the selling shareholders. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling shareholders may sell the shares being offered hereby on the Nasdaq National Market, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or at negotiated prices. Shares may be sold by one or more of the following means of distribution:

        - Block trades in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

        - Purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

        - Over-the-counter distributions in accordance with the rules of the Nasdaq National Market;

        - Ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

        -       Privately negotiated transactions.

        To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. In connection with distributions of such shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling shareholders. The selling shareholders may also sell our common stock short and redeliver the shares to close out such short positions. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of the shares offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling shareholders may also pledge such shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of such pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any such shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

        In effecting sales, brokers, dealers or agents engaged by the selling shareholder may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the selling shareholders in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. We will pay all reasonable expenses incident to the registration of the shares being offered hereby other than any commissions and discounts of underwriters, dealers or agents.

        In order to comply with the securities laws of certain states, if applicable, the shares being offered hereby must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states such shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and there has been compliance thereof.

        We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus available to the selling shareholder and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

        We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

        - the name of each such selling shareholder and of the participating broker-dealer(s),

        -       the number of shares involved,

        -       the price at which such shares were sold,

        - the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable

        - that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

        -       other facts material to the transaction.

        We have agreed to indemnify the selling shareholders and any person or persons controlling the selling shareholders against certain liabilities, including liabilities under the Securities Act of 1933. The selling shareholders have agreed to indemnify us and certain related persons against certain liabilities, including liabilities under the Securities Act of 1933.

        We have the right to suspend use of this registration statement for certain periods of time under certain conditions. We have agreed with the selling shareholders to keep the registration statement of which this prospectus constitutes a part effective until the sooner to occur of (A) 5:00 p.m. Pacific Time on the date that is six months after the date on which this registration statement is declared effective by the SEC, or (B) the date on which all registrable securities included within the registration statement have been sold.

                                  LEGAL MATTERS

        Certain legal matters relating to the validity of the securities offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Kirkland, Washington.

                                     EXPERTS

        The consolidated balance sheets of RealNetworks, Inc., and subsidiaries as of December 31, 1999 and 1998 and the consolidated statements of operations and comprehensive income (loss), shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1999 and the related financial statement schedule have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The financial statements of NetZip, Inc. incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report dated January 21, 2000 with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

        The financial statements of Aegisoft Corp. incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report dated April 13, 2000 with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                                 669,345 SHARES



                               REALNETWORKS, INC.



                              --------------------





                                  COMMON STOCK





                                   PROSPECTUS








                                __________, 2001

                               REALNETWORKS, INC.

                       REGISTRATION STATEMENT ON FORM S-3

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

 ITEM
NUMBER
------

Item 14 OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth costs and expenses of the sale and distribution of the securities being registered. All amounts except SEC fees are estimates.

Registration Statement--SEC .....   $ 1,433
Printing expenses ...............   $ 5,000
Accounting fees .................   $40,000
Legal fees ......................   $15,000
Miscellaneous ...................   $ 9,567
Total ...........................   $71,000

Item 15 INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (the "WBCA") authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). The registrant's Restated Articles of Incorporation and Amended and Restated Bylaws provide for indemnification of the registrant's directors, officers, employees and agents to the maximum extent permitted by Washington law. The directors and officers of the registrant also may be indemnified against liability they may incur for serving in that capacity pursuant to a liability insurance policy maintained by the registrant for such purpose. Section 23B.08.320 of the WBCA authorizes a corporation to limit a director's liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. The registrant's Amended and Restated Articles of Incorporation contain provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director's liability to the registrant and its shareholders. The registrant has entered into certain indemnification agreements with its officers and directors. The indemnification agreements provide the registrant's officers and directors with indemnification to the maximum extent permitted by the WBCA.

Item 16 EXHIBITS.


      Exhibit
       Number
       ------
        4.1         Registration Rights Agreement between RealNetworks, Inc. and former stockholders of Aegisoft Corp. dated December 29,
                    2000

        5.1         Opinion of Wilson Sonsini Goodrich & Rosati, Professional
                    Corporation

        23.1        Consent of KPMG LLP

        23.2        Consent of Arthur Andersen LLP

        23.3        Consent of Arthur Andersen LLP

        23.4        Consent of Wilson Sonsini Goodrich & Rosati (included in
                    Exhibit 5.1)

        24.1        Power of Attorney (included on signature page)

Item 17 UNDERTAKINGS.

        The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities as that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on the 7th day of February, 2001.

                                               REALNETWORKS, INC.

                                               By  /s/ Robert Glaser
                                                   ----------------------------
                                                   Robert Glaser
                                                   Chairman of the Board and
                                                   Chief Executive Officer

                        SIGNATURES AND POWER OF ATTORNEY


        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert Glaser and Paul Bialek, joint and severally, his or her attorneys-in-fact, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement on Form S-3 (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below on the 7th day of February, 2001.



           Signature                                           Title
---------------------------------        ------------------------------------------------
       /s/ Robert Glaser                 Chief Executive Officer and Chairman of the Board
---------------------------------            (Principal Executive Officer and
          Robert Glaser                      Chairman of the Board)


        /s/ Paul Bialek                  Senior Vice President, Finance and Operations,
---------------------------------            Chief Financial Officer and Treasurer
           Paul Bialek                       (Principal Financial and Accounting Officer)


       /s/ Edward Bleier                 Director
---------------------------------
           Edward Bleier


      /s/ James W. Breyer                Director
---------------------------------
          James W. Breyer


       /s/ Bruce Jacobsen                Director
---------------------------------
           Bruce Jacobson


       /s/ Mitchell Kapor                Director
---------------------------------
           Mitchell Kapor

                                INDEX TO EXHIBITS


      Exhibit
      Number
      ------
        4.1         Registration Rights Agreement between RealNetworks, Inc. and former stockholders of Aegisoft Corp. dated December 29,
                    2000

        5.1         Opinion of Wilson Sonsini Goodrich & Rosati

        23.1        Consent of KPMG LLP

        23.2        Consent of Arthur Andersen LLP

        23.3        Consent of Arthur Andersen LLP

        23.4        Consent of Wilson Sonsini Goodrich & Rosati (included in
                    Exhibit 5.1)

        24.1        Power of Attorney (included on signature page)